Exhibit (e)(iv)

ANNEX I TO THE AUTHORIZED PARTICIPANT AGREEMENT – CREATION UNIT SIZE FOR FUND SHARES

Name of Fund	Number of shares constituting a Creation Unit
TrimTabs All Cap International Free-Cash-Flow ETF	25,000 Shares
TrimTabs Float Shrink ETF	25,000 Shares